September 7, 2023

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Elizabeth Bentzinger, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Bentzinger:

We are in receipt of your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Ethereum Strategy ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2023. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. Capitalized terms used in our responses have the meanings attributed to such terms in the Registration Statement, unless otherwise noted.

Operations of the Ether Futures Market and Bitcoin Futures Market

Comment 1.	Please supplementally confirm whether the Fund has engaged one or more Futures Commission Merchant(s) (“FCM(s)”). Please identify such FCM(s) in your response.

Response 1.	The Fund is in the process of engaging its first FCM and may engage additional FCMs in the future. We will provide the identity of the first FCM to the Staff telephonically.

Comment 2.
Please supplementally inform us of any discussions with potential authorized participants (“APs”) or market makers for the Fund and supplementally address the following:
· confirm the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs);
· discuss the ability of APs and market makers to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its net asset value (“NAV”);
· discuss what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody ether or bitcoin; and
· discuss whether there any unique considerations or rules related to the national securities exchange on which the Fund plans to list its securities that will impact the Fund’s ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund’s operations.

Response 2.
We supplementally submit that the Adviser has engaged in discussions with certain APs with respect to the Fund whose identities will be provided to the Staff telephonically. Creations and redemptions for the Fund will be primarily cash. The APs are expected to primarily use the underlying ETH Futures for hedging but could also use other correlated assets to hedge their exposure (e.g., funds with Ether exposure). In addition, we note that the Fund does not expect to be impacted by U.S. broker-dealers’ inability to custody the physical Ether, and we anticipate that the APs and market makers will be able to arbitrage the Fund’s holdings in a manner that is expected to keep the Fund’s market price in line with its NAV. We hereby confirm that the Fund does not currently expect that there will be any unique considerations or rules specific to the exchange on which the Fund plans to list that will impact the Fund’s ability to pursue its investment strategies, impact the APs, or otherwise impact the Fund’s operations.

Comment 3.
Please supplementally discuss whether the Fund anticipates any capacity constraints in the ether futures market or bitcoin futures market that would limit the size of the Fund’s exposure to ether futures or bitcoin futures. Also, how would the current number of registrants looking to launch similar funds impact the ether futures market or bitcoin futures market? Explain how the Fund will monitor market capacity as new participants enter the market.

Response 3.
We do not expect that the current level of existing CME-traded ETH Futures volumes and open interest positions would create capacity constraints for the Fund or otherwise limit the Fund’s ability (or the ability of similar products) to obtain the desired exposure to ETH Futures. The current volume and open interest position in CME-traded ETH Futures have increased significantly since such contracts began trading. In July 2023, the average daily notional volume and open interest positions in the most active spot-month CME-traded ETH Futures were approximately $366,204,851.25 and $381,180,801.25, respectively. We believe the current levels of futures volumes and open interest positions indicate a market of sufficient size and liquidity and, given the anticipated size of the Fund, will not create capacity constraints or exposure limits for the Fund (or similar products). Unlike the supply of equity securities, which typically is fixed by the number of shares issued, additional futures contracts may be created whenever there is sufficient interest in such contracts; consequently, we do not expect that the current number of registrants looking to launch similar funds will materially impact the ether futures market. The Fund will regularly monitor market capacity as new participants enter the market through market analysis and discussions with FCMs.

Valuation

Comment 4.
Please supplementally explain how the Fund would value its Ether futures positions or bitcoin futures positions if the Chicago Mercantile Exchange (“CME”) halted the trading of ether futures or bitcoin futures due to price limits or otherwise.

Response 4.
We supplementally confirm that the Fund intends to fair value its ETH Futures positions if the CME halts trading due to price limits or otherwise in accordance with the Trust’s valuation policies and procedures approved by the Board of Trustees.

Liquidity Risk Management

Comment 5.
Please supplementally discuss how the Fund anticipates classifying the liquidity of ether futures investments or bitcoin futures investments and the rationale for such classification. Refer to Rule 22e-4(b)(1)(ii) of the Investment Company Act of 1940.

Response 5.	We note that the market for ETH Futures has grown significantly since such contracts began trading. In July 2023, the average daily notional volume and open interest positions in the most active spot-month CME-traded ETH Futures were approximately $366,204,851.25 and $381,180,801.25, respectively. The Adviser further notes that CME-traded ETH Futures are cash settled, typically on a T+0 basis. Given current market conditions, the type of spot-month, cash-settled ETH Futures in which the Fund intends to invest, and the anticipated size of the Fund during initial periods, the Fund expects that its investments in ETH Futures to be classified as “highly liquid investments.” Under current market conditions and at the level at which the Fund is expected to invest, the Fund expects that positions in significant size would to be convertible to cash in three business days or less without the conversion to cash significantly changing the market value of such contracts.

Comment 6.
Please supplementally discuss the Fund’s plans for liquidity risk management during both normal and reasonably foreseeable stressed conditions, and the board’s consideration of liquidity risks related to the investment strategy and the appropriateness of the investment strategy for an open-end fund. Refer to Rule 22e-4(b)(1)(i) of the Investment Company Act.

Response 6.
As noted in Response 5, the Adviser expects ETH Futures in which the Fund invests to be considered “highly liquid investments” under current market/liquidity conditions and the anticipated Fund size and reasonably anticipated trading size. The Adviser, as the administrator of the Trust’s liquidity risk management program, will continue to evaluate the liquidity of the Fund’s investments under both normal and reasonably foreseeable stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund’s portfolio investments. In addition, the Adviser notes that since ETH Futures are purchased on margin, a significant portion of the Fund’s assets typically will be held in Cash and Fixed Income Investments and will be readily available to meet redemption requests. In addition, while bid/offer spreads and volatility tend to widen and increase in stressed conditions, there is typically more volume and liquidity during such periods as well. Accordingly, the Fund believes its investment strategy is appropriate for an open-end fund.

Comment 7.
Given the inability of exchange-traded funds (“ETFs”) to close to new investors and the capacity constraints posed by FCMs and the CME, please supplementally explain how the Fund will manage liquidity if the Fund becomes so large as to require more liquidity than the market can provide to meet potential redemptions.

Response 7.
Position limits and market liquidity may prevent the Fund from obtaining additional exposure to ETH Futures should the Fund get too large, position limits become lower, or market liquidity deteriorates. In such cases, Fund assets not allocated to serve as margin, which is anticipated to normally be greater than 60% of the Fund’s assets based on current margin requirements for ETH Futures, will be invested in Cash and Fixed Income Investments and will be readily available to meet potential redemptions.

Derivatives Risks Management

Comment 8.
Please supplementally provide an outline of the Fund’s plans for complying with Rule 18f-4 of the Investment Company Act, including a preliminary overview of the key elements of the derivatives risk management program, and confirm that the Fund will use a relative VaR test. Please also identify the designated reference portfolio used in the Fund’s relative VaR test.

Response 8.
The Fund anticipates being able to achieve its investment objective while remaining in compliance with Rule 18f-4. The Fund’s Board of Trustees has adopted policies and procedures pursuant to Rule 18f-4 under the Investment Company Act and has adopted and will implement a written derivatives risk management program (the “Program”). The Program includes each of the elements required under Rule 18f-4. The Fund’s Board of Trustees, including a majority of the Fund’s independent Trustees, has approved a derivatives risk manager to administer the Program. The Fund currently expects to operate within 200% of the VaR of the Fund’s designated reference portfolio using the relative VaR test. The Fund currently plans to use the MarketVectorTM Ethereum Benchmark Rate as the Fund’s “designated index” for purposes of the “designated reference portfolio” requirement in Rule 18f-4. The designated index meets the requirements of Rule 18f-4 as it is an unleveraged index that reflects the asset class in which the Fund invests and is widely recognized and used as a benchmark in the Ethereum markets and asset class.

Simulated Performance

Comment 9.
Funds taking a “long” position in ether futures contracts or a “long” position in both ether futures contracts and bitcoin futures contracts.
Please supplementally discuss how the Fund would be expected to perform during significant market downturns in the price of ether and ether futures, such as the downturn that occurred on May 19, 2021, or during significant market downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022 and November 8 and 9, 2022.

Response 9.
We believe the Fund would have operated as expected if it had been in operation on May 19, 2021 and would not have experienced any significant issues regarding obtaining the Target Exposure, processing creation and redemption requests (if any) or calculating the Fund’s NAV. While there was significant volatility and trading disruptions in Ether and ETH Futures on May 19, 2021, trading in ETH Futures continued throughout the periods with significant volume and a closing price was reported, which could have been used for purposes of the Fund’s NAV calculation. As noted, the Adviser expects the ETH Futures in which the Fund invests would be considered “highly liquid investments” under current market conditions. The Adviser, as the Fund’s liquidity program administrator, will continue to evaluate the liquidity of the Fund’s investments under both normal and reasonably foreseeable stressed conditions in light of the factors set forth in Rule 22e-4 and the Fund’s portfolio investments. ETH Futures are cash settled, typically on a T+0 basis. In addition, and as noted above, since ETH Futures are purchased on margin, a significant portion of the Fund’s assets typically will be held in Cash and Fixed Income Investments and will be readily available to meet potential redemption requests. Even during stressed markets, such as the market for ETH Futures on May 19, 2021, there was ample liquidity in the market for ETH Futures at the level at which the Fund is expected to invest. In light of the liquidity in the market and the estimated Fund size, we believe the Fund would have been able to obtain the Target Exposure or enter or exit positions in accordance with the Adviser’s judgment on May 19, 2021.

Comment 10.
Funds taking a “short” position in ether futures contracts.
Please supplementally discuss how the Fund would be expected to perform during significant daily upturns in the price of ether and ether futures, such as the upturn that occurred on November 10, 2022.

Response 10.	We respectfully believe this comment is not applicable to the Fund as the Fund does not intend to take “short” positions in ETH Futures.

Subsidiary

Comment 11.
Funds investing in futures contracts through a subsidiary.
Please supplementally confirm that:
· the financial statements of the subsidiary will be consolidated with those of the Fund (if not, please explain why);
· the subsidiary and its board will agree to (a) inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder, and (b) designate an agent for service of process in the United States; and
· the subsidiary’s management fee, if any, will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Fee Table.

Response 11.	We respectfully believe this comment is not applicable to the Fund because the Fund does not expect to invest in ETH Futures through a subsidiary.

Principal Investment Strategies Where disclosure is requested, please include in the Fund’s summary prospectus.

Comment 12.	Please disclose in boldface type that the Fund will not invest directly in ether or bitcoin.

Response 12.	The disclosure requested is already included in the Fund’s disclosure responsive to Item 4 of Form N-1A. Accordingly, no revisions have been made in response to this comment.

Comment 13.	Please supplementally confirm that the Fund will not seek economic exposure to ether, or to ether and bitcoin, that exceeds 100% of the Fund’s net assets.

Response 13.
As noted in the “Summary Information—Principal Investment Strategies” section of the Prospectus, the Fund seeks to invest in ETH Futures so that the total value of the ETH to which the Fund has economic exposure is approximately 100% of the total assets of the Fund (the “Target Exposure”). Based on the current rates of taxation, we supplementally submit that, based on current estimates, approximately 100% to 125% of the Fund’s net assets will have economic exposure to ETH Futures.

Comment 14.	Please disclose that the Fund will obtain exposure to ether or bitcoin only through cash-settled futures traded on an exchange registered with the Commodity Futures Trading Commission, which currently means the CME, investment companies that are registered under the Investment Company Act, or operating companies whose securities are registered under the Securities Exchange Act of 1934 and are publicly traded, and revise or delete any disclosure that is inconsistent with this statement.

Response 14.	We hereby confirm that the Fund’s disclosure reflects that the Fund will obtain exposure to Ether only through cash-settled futures traded on an exchange registered with the Commodity Futures Trading Commission, which currently means the CME, investment companies that are registered under the Investment Company Act, or operating companies whose securities are registered under the Securities Exchange Act of 1934 and are publicly traded. However, we note that the Fund’s 485(b) filing will include a “joint” SAI with other series of the Trust and the Fund will include disclosure in the SAI stating that the Fund currently only intends to invest in the securities and instruments that are specifically included with respect to the Fund and any discussion in the SAI regarding any other type of investment not included with respect to the Fund does not apply to the Fund. This approach is consistent with the approach taken for VanEck Bitcoin Strategy ETF.

Comment 15.	Please explain the Fund’s strategy with respect to the “rolling” of ether futures contracts or bitcoin futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, please explain why.

Response 15.	As disclosed in the Fund’s Item 4 disclosure in the prospectus, the Fund expects to “roll” its ETH Futures prior to expiration to the next “nearby” ETF Futures. The “nearby” contracts are those contracts with the next closest expiration date. Accordingly, no revisions have been made in response to this comment.

Comment 16.	If the Fund may enter into reverse repurchase agreements or similar financing transactions, please disclose the purpose of such transactions (e.g., for investment and/or tax purposes).

Response 16.	While the Fund has no current intention to enter into reverse repurchase agreements or similar financing transactions, as per the disclosure in the SAI under the heading “Investment Policies and Restrictions—Reverse Repurchase Agreements,” the Fund may enter into reverse repurchase agreements or similar financing transactions for investment purposes. Accordingly, no revisions have been made in response to this comment.

Comment 17.	Please describe ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain; the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively; the applications and use cases that the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, among other things. Also, with regard to Ethereum, describe the role that the Ethereum Foundation plays in the development of the blockchain.

Response 17.	The Fund’s disclosure has been revised to include information requested above.

Principal Risks Please include requested disclosure in the Fund’s summary prospectus.

Comment 18.	Given the inability of ETFs to close to new investors, please disclose the impact of any CME- or FCM-imposed capacity limits, including the CME’s position limits and accountability levels, on the Fund’s ability to achieve its target investment in ether futures or bitcoin futures. Disclose other factors that may impact the Fund’s ability to carry out its investment strategy, including high margin requirements and the unavailability of counterparties.

Response 18.	We note that the requested disclosure is currently included under “Investment Capacity Risk.” Accordingly, no revisions have been made in response to this comment. We further note that, per Response 3, we believe the current levels of futures volumes and open interest positions indicate a market of sufficient size and liquidity and, given the anticipated size of the Fund, will not create capacity constraints or exposure limits for the Fund (or similar products).

Comment 19.	Please disclose that there may be differences in returns between ether futures and ether, or bitcoin futures and bitcoin, due to divergence in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to ether futures or bitcoin futures.

Response 19.	We note that the requested disclosure is currently included under the “Summary Information – Principal Investment Strategies - Target Exposure, Borrowing and Leverage” section and “Futures Contract Risk” disclosure. Accordingly, no revisions have been made in response to this comment.

Comment 20.	Please discuss any risks related to the use of leverage in ether futures or bitcoin futures investing, including the use of reverse repurchase agreements for investment and/or tax purposes.

Response 20.	We note that the requested disclosure is currently included under “Borrowing and Leverage Risk” disclosure. Accordingly, no revisions have been made in response to this comment.

Comment 21.	Please disclose the risks associated with concentrating more than 25% of the Fund’s total assets in investments that provide exposure to ether, or ether and bitcoin.

Response 21.	The Fund’s disclosure has been revised accordingly.

Comment 22.	If using a subsidiary, please disclose the risks related to the size of the Fund’s investment in the subsidiary exceeding 25% of total assets, including any potential adverse tax consequences for the Fund.

Response 22.	We respectfully believe this comment is not applicable to the Fund.

Comment 23.	Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio investments, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made purchases and redemptions in kind. Disclose that these costs could be imposed on the Fund, and thus decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response 23.	We note that the requested disclosure is currently included under “Risk of Cash Transactions” disclosure. Accordingly, no revisions have been made in response to this comment.

Comment 24.	Please disclose that ether may be determined to be a security or to be offered and sold as a security under federal or state securities laws.

Response 24.	We note that the requested disclosure is currently included under “Risks Related to ETH and ETH Futures” disclosure. Accordingly, no revisions have been made in response to this comment.

Comment 25.	Please disclose, with sufficient specificity and detail, the types of adverse consequences for the Fund and its shareholders if ether is determined to be a security or to be offered and sold as a security under federal or state securities laws.

Response 25.	The Fund’s disclosure has been revised accordingly.

Comment 26.	Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

Response 26.	We note that the requested disclosure is currently included under the “Summary Information – Principal Investment Strategies” section and “Risks Related to ETH and ETH Futures” disclosure. Accordingly, no revisions have been made in response to this comment.

Comment 27.
Please disclose that crypto asset trading platforms on which ether or bitcoin is traded, and which may serve as a pricing source for the calculation of the ether or bitcoin reference rate that is used for the purposes of valuing the Fund’s investments, are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response 27.	The Fund’s disclosure has been revised accordingly.

Comment 28.
Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response 28.	We note that the requested disclosure is currently included under “Risks Related to ETH and ETH Futures” disclosure. Accordingly, no revisions have been made in response to this comment.

Comment 29.
Please disclose that ether and ether futures are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

Response 29.	The Fund’s disclosure has been revised accordingly.

Comment 30.	Please disclose that individuals or organizations holding a large amount of ether or bitcoin (also known as “whales”) may have the ability to manipulate the price of ether or bitcoin.

Response 30.	We note that the requested disclosure is currently included under “Risks Related to ETH and ETH Futures” disclosure. Accordingly, no revisions have been made in response to this comment.

Funds taking a “long” position in ether futures contracts or a “long” position in both ether futures contracts and bitcoin futures contracts should also address the following:

Comment 31.	Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. Explain how the value of ether futures contracts in which the Fund invests may be impacted by an attack.

Response 31.	The Fund’s disclosure has been revised accordingly.

Comment 32.	Please disclose that the Bitcoin blockchain may be vulnerable to attacks to the extent that there is a “miner” or group of “miners” that possesses more than 50% of the blockchain’s “hashing” power. Explain how the value of bitcoin futures contracts in which the Fund invests may be impacted by an attack.

Response 32.	We respectfully believe this comment is not applicable to the Fund.

Comment 33.	Please disclose that proposed changes to the Ethereum blockchain’s protocol or Bitcoin blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain). Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.

Response 33.	We note that the requested disclosure is currently included under “Risks Related to ETH and ETH Futures” disclosure. Accordingly, no revisions have been made in response to this comment.

Comment 34.	Please disclose that the Ethereum blockchain’s protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers. Also, with regard to Ethereum, discuss the exploit of The DAO’s smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.

Response 34.	The Fund’s disclosure has been revised accordingly.

Comment 35.	Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response 35.	The Fund’s disclosure has been revised accordingly.

Comment 36.	With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

Response 36.	The Fund’s disclosure has been revised accordingly.

Comment 37.	With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography, and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin.

Response 37.	We respectfully believe this comment is not applicable to the Fund.

Funds taking a “long” position in both ether futures contracts and bitcoin futures contracts should also address the following:

Comment 38.	Please explain that the price movements of ether and bitcoin generally have been highly correlated and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response 38.	We respectfully believe this comment is not applicable to the Fund.

Concentration

Comment 39.	Please note that we believe that investments in ether futures and bitcoin futures fall within a fund’s concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund’s planned investment in ether futures, or ether futures and bitcoin futures, and its exposure to ether, or ether and bitcoin, as a result, we believe the Fund’s fundamental concentration policy should address these investments. We note that a fund may categorize its investments in any reasonable industry, as appropriate.

Response 39.	We note that the Fund’s concentration policy already accounts for investments in ETH Futures. Accordingly, no revisions have been made in response to this comment.

Exhibits

Comment 40.	Please supplementally confirm that the Fund’s investment advisory agreement, legal opinion, and any other required exhibits, including amendments to the Fund’s agreements with service providers and underwriters and distributors, have been filed as exhibits to the registration statement or will be filed as exhibits to the registration statement in a post-effective amendment filed around the time of effectiveness.

Response 40.	The Fund’s investment advisory agreement, legal opinion, and any other required exhibits, including amendments to the Fund’s agreements with service providers and underwriters and distributors, have been filed as exhibits to the Registration Statement or will be filed as exhibits to the Registration Statement in a post-effective amendment filed around the time of effectiveness.

General

Comment 41.	Please do not refer to the markets on which ether and bitcoin trade as “exchanges.” As these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act, please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are “exchanges.”

Response 41.	The Fund’s disclosure has been revised accordingly.

Comment 42.	Please do not refer to ether, bitcoin, or similar crypto assets as “cryptocurrency” or “digital currency” as they presently are not widely accepted as a medium of exchange.

Response 42.	The Fund’s disclosure has been revised accordingly.

Comment 43.	Please supplementally confirm that the Fund’s code of ethics applies to transactions in ether, ether futures, bitcoin, or bitcoin futures and that Access Persons, as defined in Rule 17j-1 of the Investment Company Act, will be required to pre-clear such transactions.

Response 43.	We hereby confirm that the Fund’s code of ethics applies to transactions in Ether and ETH Futures and that Access Persons, as defined in Rule 17j-1 of the Investment Company Act, will be required to pre-clear such transactions.

* * * * *

If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2048.

Very truly yours,

/s/ Matthew Babinsky
Matthew Babinsky
Associate General Counsel
Van Eck Absolute Return Advisers Corporation